

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Brian S. John
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

> **Re: Safety Shot, Inc.**
> **Post-Effective Amendment No. 4 on Form S-1**
> **Filed January 12, 2024**
> **File No. 333-258005**

Dear Brian S. John:

　　We have conducted a limited review of the post-effective amendment to your registration statement and have the following comments.

　　Please respond to this letter by filing a post-effective amendment and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 4 to Form S-1

Prospectus Summary, page 4

1. We note your revised disclosure and response to comment 3 and reissue the comment. Please revise the statement on page 4 that your brand is synonymous with standards of excellence to provide the basis, to the extent material, for your belief. The basis for these statements and the brand to which you refer is unclear where the company purchased the Safety Shot beverage from GBB Drink Lab in August 2023, thereafter adopted the Safety Shot name, and did not launch commercial sales of Safety Shot until December 2023.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Liquidity and Capital Resources, page 42

2. We note your revised disclosure in response to comment 4 and reissue the comment. Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to

result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency, as required by Item 303(b)(1) of Regulation S-K.

3.   We note your revised disclosure in response to comment 5. Please revise this section to clarify for what products you experienced reduced sales and what inventory was written off as discontinued or expired. In addition, please revise the last paragraph of page 3 of the summary, where you discuss how you generate your revenue, to clarify for to which products you refer and whether those statements are aspirational given the status of the launch of Safety Shot. In addition, it appears you should revise the disclosure on page 3 to balance the information with that included in this section, including your reduced revenue and sales related to reduced consumer demand and the costs of writing off discontinued and expired inventory.

General

4.   We note your revised disclosure and response to comment 11 and reissue the comment. Please revise your disclosure to discuss the current status of development and commercialization of each of your products, including but not limited to: Safety Shot, SS-100, Photocil, JW-700, JW-500, and NoStingz. For example, please discuss where each product is offered and also disclose any plans, including timelines, to sell your products in the U.S. In this regard, please also note:

   •   Your disclosure still contains statements of safety and efficacy for products that have not been approved by the FDA or similar foreign regulators. For example, on page 5, you continue to describe "extensive research and experimentation" and your "findings" and what the product "has demonstrated". On page 42, you state that independent tests validate Safety Shot's ability to reduce alcohol in the bloodstream. We remind you that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. As such, please revise your disclosure to remove any statements of safety and efficacy for any products that have not been approved by the FDA or similar foreign regulators.

5.   We note your revised disclosure and response to comment 12 and reissue the comment. Please revise your disclosure to discuss the regulatory approvals of each of your products, including but not limited to: Safety Shot, SS-100, Photocil, JW-700, JW-500, and NoStingz. For example, please discuss whether you require, have applied for, and/or have received any regulatory approvals, both in the U.S. or internationally, in connection with each of these products. To the extent that your products do not require regulatory approvals, please note that in your disclosure, including an explanation as to why they do not require regulatory approval. In addition:

   •   Please disclose the timing of your current plans to file an IND application with the FDA for the modified version of Safety Shot, SS-100. Please also generally advise on the status of development of SS-100.

- For the prospective study currently disclosed on page 44, clarify the significance, if any, of approval of the study by the Institutional Review Board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date.

Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Arthur S. Marcus, Esq.